UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 - Exit Filing)*

Conyers Park Acquisition Corp.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

212894208

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212894208
1.	Names of Reporting Persons Conyers Park Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable.
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) OO

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Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 24, 2017 (the “Schedule 13G”). Terms defined in the Schedule 13G and used herein are as so defined in the Schedule 13G.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

As of July 6, 2017, the Reporting Person may be deemed to beneficially own 0 shares of the Issuer’s Class B Common Stock, representing 0% of the total Class A and Class B Common Stock issued and outstanding.

The Reporting Person is controlled by a board of managers, consisting of five individuals, and a majority of the board of managers is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of managers of the Reporting Person is deemed to be a beneficial owner of the Issuer’s Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 11, 2017

CONYERS PARK SPONSOR LLC,
a Delaware limited liability company

By:	/s/ Brian K. Ratzan
Name:	Brian K. Ratzan
Title:	Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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